Exhibit 99.1

Allot Communications Announces
Third Quarter 2017 Financial Results

Revenues rose and non-GAAP loss narrowed compared to prior quarter

Hod Hasharon, Israel – November 7, 2017 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers worldwide, today announced its third quarter 2017 financial results, ended September 30, 2017.

 Q3 2017 – Financial Highlights

•	Revenues were $20.9 million, up 7% from the previous quarter;

•	GAAP gross margin was 62%, Non-GAAP gross margin was 68%;

•	GAAP operating loss of $4.4 million, Non-GAAP operating loss of $1.3 million;

•	Book-to-bill above one for the third consecutive quarter;

Management Comment

Erez Antebi, President & CEO of Allot Communications, commented, "I am particularly encouraged by the fact that in Q3 we continued to see an increase in revenues compared to all previous quarters this year, and it was the third consecutive quarter with a Book-to-Bill ratio above 1. We also focused our effort during the quarter on the reorganization of our Customer Facing Units and other internal areas to better serve our customers and align our efforts to our business strategy. Looking ahead into Q4, we see significant interest in the market for our offerings and our pipeline continues to strengthen. I expect continued growth as we approach the end of the current year and I believe we are now well positioned as a company for next year. I see Allot with much growth potential and I believe Allot will establish itself as an important player in the security market over the coming years."

Financial Results Summary

Total revenues for the third quarter of 2017 were $20.9 million, up 7% compared to $19.5 million in the second quarter of 2017.

Net loss on a GAAP basis for the third quarter of 2017 was $4.6 million, or $0.14 per basic and diluted share, compared with a net loss of $4.0 million, or $0.12 per basic and diluted share, in the prior quarter. During the third quarter of 2017 the Company incurred a one-time cost related to its restructuring activities of $2.2 million.

On a non-GAAP basis, net loss for the third quarter of 2017 was $1.3 million, or $0.04 per basic and diluted share, a reduction from a non-GAAP net loss of $2.3 million, or $0.07 per basic and diluted share, in the prior quarter.

Cash and investments as of September 30, 2017 totaled $109.9 million. The Company recorded a negative operating cash flow of $1.0 million during the third quarter of 2017.

2017 Outlook

Management reiterates its guidance for full year revenue issued earlier in the year. Expectations remain for revenues to come in between $80 - $84 million and better fourth quarter revenues compared with the third quarter of 2017.

The book to bill ratio for the year is expected to be above 1.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss third quarter 2017 earnings results today, November 7, 2017 at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44(0) 800-917-5108, Israel: +972-3-918-0609.

A live webcast and following the end of the call, an archive of the conference call, will be accessible on the Allot Communications website at: http://investors.allot.com/index.cfm

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading global provider of innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers.   For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company's operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company's proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenues	$20,857	$20,985	$58,794	$66,882
Cost of revenues	7,840	6,880	20,820	20,547
Gross profit	13,017	14,105	37,974	46,335

Operating expenses:
Research and development costs, net	5,202	5,942	16,099	18,760
Sales and marketing	9,779	8,697	27,506	27,814
General and administrative	2,449	2,635	7,509	7,902
Total operating expenses	17,430	17,274	51,114	54,476
Operating loss	(4,413)	(3,169)	(13,140)	(8,141)
Financial and other income, net	82	309	556	637
Loss before income tax expenses	(4,331)	(2,860)	(12,584)	(7,504)

Tax expenses	294	561	1,148	1,431
Net loss	(4,625)	(3,421)	(13,732)	(8,935)

Basic net loss per share	$(0.14)	$(0.10)	$(0.41)	$(0.27)

Diluted net loss per share	$(0.14)	$(0.10)	$(0.41)	$(0.27)

Weighted average number of shares used in
computing basic net loss per share	33,303,744	33,012,229	33,199,633	33,241,185

Weighted average number of shares used in
computing diluted net loss per share	33,303,744	33,012,229	33,199,633	33,241,185

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

GAAP Revenues	$20,857	$20,985	$58,794	$66,882
Fair value adjustment for acquired deferred revenues write down	-	33	37	134
Non-GAAP Revenues	$20,857	$21,018	$58,831	$67,016

GAAP cost of revenues	$7,840	$6,880	$20,820	$20,547
Share-based compensation (1)	(87)	(62)	(279)	(236)
Amortization of intangible assets (2)	(232)	(326)	(706)	(807)
Restructuring expenses (4)	(887)	(127)	(887)	(127)
Non-GAAP cost of revenues	$6,634	$6,365	$18,948	$19,377

GAAP gross profit	$13,017	$14,105	$37,974	$46,335
Gross profit adjustments	1,206	548	1,908	1,304
Non-GAAP gross profit	$14,223	$14,653	$39,882	$47,639

GAAP operating expenses	$17,430	$17,274	$51,114	$54,476
Share-based compensation (1)	(489)	(1,015)	(2,107)	(3,820)
Amortization of intangible assets (2)	(135)	(133)	(404)	(403)
Expenses related to M&A activities (3)	-	-	(89)	-
Restructuring expenses (4)	(1,264)	(1,163)	(1,264)	(1,163)
Non-GAAP operating expenses	$15,542	$14,963	$47,250	$49,090

GAAP financial and other income	$82	$309	$556	$637
Expenses related to M&A activities (3)	162	26	541	169
Non-GAAP Financial and other income	$244	$335	$1,097	$806

GAAP taxes on income	$294	$561	$1,148	$1,431
Tax expenses (in respect of net deferred tax asset recorded)	(67)	(62)	(197)	(194)
Non-GAAP taxes on income	$227	$499	$951	$1,237

GAAP Net Loss	$(4,625)	$(3,421)	$(13,732)	$(8,935)
Share-based compensation (1)	576	1,077	2,386	4,056
Amortization of intangible assets (2)	367	459	1,110	1,210
Expenses related to M&A activities (3)	162	26	630	169
Restructuring expenses (4)	2,151	1,290	2,151	1,290
Fair value adjustment for acquired deferred revenues write down	-	33	37	134
Tax expenses (in respect of net deferred tax asset recorded)	67	62	197	194
Non-GAAP Net income (Loss)	$(1,302)	$(474)	$(7,221)	$(1,882)

GAAP Loss per share (diluted)	$(0.14)	$(0.10)	$(0.41)	$(0.27)
Share-based compensation	0.02	0.03	0.07	0.12
Amortization of intangible assets	0.01	0.02	0.03	0.03
Expenses related to M&A activities	0.01	0.00	0.02	0.01
Restructuring expenses	0.06	0.04	0.06	0.04
Fair value adjustment for acquired deferred revenues write down	-	0.00	0.00	0.00
Tax expenses (in respect of net deferred tax asset recorded)	0.00	0.00	0.01	0.01
Non-GAAP Net loss per share (diluted)	$(0.04)	$(0.01)	$(0.22)	$(0.06)

Weighted average number of shares used in
computing GAAP diluted net earnings per share	33,303,744	33,012,229	33,199,633	33,241,185

Weighted average number of shares used in
computing non-GAAP diluted net earnings per share	33,303,744	33,012,229	33,199,633	33,241,185

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

(1) Share-based compensation (*):
Cost of revenues	$87	$62	$279	$236
Research and development costs, net	7	273	453	978
Sales and marketing	221	333	708	1,422
General and administrative	261	409	946	1,420
	$576	$1,077	$2,386	$4,056

(2) Amortization of intangible assets
Cost of revenues	$232	$326	$706	$807
Sales and marketing	135	133	404	403
	$367	$459	$1,110	$1,210

(3) Expenses related to M&A activities
General and administrative	$-	$-	$89	$-
Finanacial expensees	162	26	541	169
	$162	$26	$630	$169

(4) Restructuring expenses
Cost of revenues	$887	$127	$887	$127
Research and development costs, net	154	370	154	370
Sales and marketing	976	720	976	720
General and administrative	134	73	134	73
	$2,151	$1,290	$2,151	$1,290

(*) Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,328	$23,326
Short term deposits	21,743	29,821
Marketable securities	63,851	60,507
Trade receivables, net	22,651	24,158
Other receivables and prepaid expenses	4,432	3,879
Inventories	9,111	7,235
Total current assets	146,116	148,926

LONG-TERM ASSETS:
Severance pay fund	290	252
Deferred taxes	67	267
Other assets	528	1,136
Total long-term assets	885	1,655

PROPERTY AND EQUIPMENT, NET	4,870	4,387
GOODWILL AND INTANGIBLE ASSETS, NET	34,862	35,972

Total assets	$186,733	$190,940

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,468	$3,275
Deferred revenues	12,116	11,133
Other payables and accrued expenses	12,247	10,538
Total current liabilities	30,831	24,946

LONG-TERM LIABILITIES:
Deferred revenues	3,650	3,597
Accrued severance pay	743	592
Other long term liabilities	5,045	4,502
Total long-term liabilities	9,438	8,691

SHAREHOLDERS' EQUITY	146,464	157,303

Total liabilities and shareholders' equity	$186,733	$190,940

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Loss	$(4,625)	$(3,421)	$(13,732)	$(8,935)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	494	570	1,559	1,765
Stock-based compensation related to options granted to employees	770	1,197	2,579	4,176
Amortization of intangible assets	367	459	1,110	1,210
Capital loss	7	-	14	20
Decrease (Increase) in accrued severance pay, net	29	(52)	113	(25)
Decrease in other assets	42	375	608	747
Decrease in accrued interest and amortization of premium on marketable securities	92	283	594	1,023
Decrease (Increase) in trade receivables	1,716	(3,621)	1,507	(3,079)
Decrease (Increase) in other receivables and prepaid expenses	(897)	251	(491)	493
Decrease (Increase) in inventories	973	1,663	(1,876)	1,524
Decrease in long-term deferred taxes, net	67	62	201	185
Increase (Decrease) in trade payables	(2,943)	(1,229)	3,193	(4,134)
Increase (Decrease) in employees and payroll accruals	489	(13)	1,105	(610)
Increase (Decrease) in deferred revenues	1,997	(1,520)	1,036	(1,584)
Increase (Decrease) in other payables and accrued expenses	401	(34)	1,161	(438)
Net cash used in operating activities	(1,021)	(5,030)	(1,319)	(7,662)

Cash flows from investing activities:
Decrease in restricted cash	-	203	-	203
Redemption of short-term deposits	2,800	5,648	8,078	15,381
Purchase of property and equipment	(297)	(448)	(2,057)	(1,184)
Investment in marketable securities	(3,672)	(4,117)	(19,210)	(21,097)
Proceeds from redemption or sale of marketable securities	3,002	3,215	15,413	21,805
Net cash provided by investing activities	1,833	4,501	2,224	15,108

Cash flows from financing activities:
Exercise of employee stock options	56	69	97	95
Purchase of treasury stocks	-	-	-	(3,326)
Net cash provided by (used in) financing activities	56	69	97	(3,231)

Increase (Decrease) in cash and cash equivalents	868	(460)	1,002	4,215
Cash and cash equivalents at the beginning of the period	23,460	20,145	23,326	15,470
Cash and cash equivalents at the end of the period	$24,328	$19,685	$24,328	$19,685